Exhibit 99.1

Qihoo 360 Technology Co. Ltd. Announces Closing of Offering
of US$600 Million of Convertible Senior Notes

BEIJING, September 5, 2013 -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), today announced the closing of its private placement of US$600 million in aggregate principal amount of convertible senior notes due 2018, including US$50 million in principal amount of notes issued upon the exercise in full of the over-allotment option that the Company previously granted to the initial purchasers of the notes. The notes were sold to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act. Qihoo 360 anticipates using the proceeds for general corporate purposes.

The notes are convertible into Qihoo 360’s American Depositary Shares (“ADSs”), every two ADSs representing as of the date above three Class A ordinary shares of Qihoo 360, based on an initial conversion rate of 9.0119 ADSs per US$1,000 principal amount of the notes (equivalent to an initial conversion price of approximately US$110.96 per ADS). The initial conversion rate for the notes represents an approximately 40% conversion premium over the NYSE last reported sale price of the ADSs on August 27, 2013, which was US$79.26 per ADS. The conversion rate is subject to adjustment upon the occurrence of certain events. Holders of notes may convert their notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the third business day immediately preceding the maturity date. The notes may be redeemed by Qihoo 360 under certain circumstances on or after September 20, 2016. Holders of the notes will have the right to require Qihoo 360 to repurchase the notes on September 15, 2016 or upon the occurrence of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase.

The notes will accrue interest at an annual rate of 2.50%. Interest on the notes will be payable semiannually in arrears on March 15 and September 15 of each year, beginning March 15, 2014. The notes will mature on September 15, 2018, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

The notes, the ADSs deliverable upon conversion of the notes and the Class A ordinary shares represented thereby, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Lee Roth

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com